082-03200

[redacted]

08002839

sirit
vision beyond sight™

SUPPL

2008

Three Month Report

dlw 5/28

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") has been prepared to help investors understand the financial performance of the Company and provides information that management believes is relevant to an assessment and understanding of the Company's risks, opportunities and performance measures. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of the financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that the financial information is complete and reliable. The Audit Committee of the Board of Directors, consisting of three independent directors, has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

This discussion, which has been prepared as of April 30, 2008 at which time 155,703,308 shares were outstanding, should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2008 and the audited annual consolidated financial statements, including the notes thereto included in the Company's December 31, 2007 Annual Report. This discussion contains forward-looking statements that involve inherent risks and uncertainties. The Company's actual results and the results of its investees may differ materially from those anticipated in these forward-looking statements. All amounts presented in this MD&A are in accordance with Canadian generally accepted accounting principles ("GAAP") and presented in thousands of Canadian dollars (except the per share amounts) unless otherwise specifically noted.

GENERAL

Sirit Inc. ("Sirit" or the "Company") is a Radio Frequency Identification ("RFID") company that has been designing, developing, manufacturing and selling RFID hardware and solutions for over 14 years. Sirit has been providing its RFID technology to customers based primarily in the United States and Europe and continues to expand throughout the Americas and Asia. More information on the Company, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com.

On February 21, 2008, the Company announced a comprehensive partnership with TAGSYS, a global leader in item-level RFID. The partnership provides TAGSYS with a more powerful RFID offering, enabling customers to rapidly deploy and maintain RFID solutions. As part of the agreement, TAGSYS will release its RXU-400 UHF fixed reader built on Sirit's performance-leading INfinity 510 platform.

On March 11, 2008, the Company announced its collaboration with Microsoft Corporation to bring near field communication ("NFC") and contactless support to the Windows Mobile® operating system. By leveraging Sirit's embedded software and technology, the companies aim to speed the adoption of NFC and contactless technology in Windows Mobile® powered smartphones and the development of Windows Mobile® powered NFC applications.

On March 25, 2008, Sirit announced the signing of a cooperative marketing agreement ("CMA") with 3M's Traffic Safety Systems Division. The CMA is a global distribution agreement to offer RFID reader and tag technology based on open architecture protocols to support comprehensive solutions developed for the transportation market. The partnership facilitates Sirit's efforts to penetrate the transportation marketplace and makes the IDentity 5100 reader and transponder solution easily accessible to transportation agencies who look to 3M for trusted traffic technology solutions.

On April 1, 2008, Sirit announced the receipt of its compliance certificate from the State Radio Regulation Committee ("SRRC") in China which confirms the INfinity 510 meets the qualifications of compliance under the operational bandwidth, interoperability and performance standards established in March 2007. The SRRC is part of the Ministry of Information Industry which ensures that all RFID products sold in China meet specific standards for radio frequency devices.

MANAGEMENT'S DISCUSSION AND ANALYSIS

On April 1, 2008, the Company completed the acquisition of RSI ID Technologies, Inc. ("RSI"). RSI is an industry leading, vertically integrated manufacturer of antennas, inlays and tags for specialized, passive RFID applications. In accordance with the terms of the agreement, initially announced on March 4, 2008, the deal has been structured as an all stock transaction with an initial payment of 10 million Sirit Common Shares plus additional shares to be issued over a 21 month period based on achieving certain financial targets.

On April 8, 2008, the Company announced the launch of its INfinity 110 ("IN110") high frequency ("HF") reader module designed for embedded RFID applications. This new offering leverages Sirit's long history of supplying HF embedded reader solutions by supporting more tag protocols than competitive products in a compact footprint. Applications for the IN110 include security and access control, electronic payments, ticketing, e-passports, document tracking, patron management, product authentication and medical uses such as patient management and pharmaceuticals tracking.

RESULTS

For the three months ended March 31, 2008 compared to the three months ended March 31, 2007

Revenue	$	4,306	$	6,499
Cost of sales		2,749		4,236
Gross profit		1,557		2,263
Expenses		2,915		3,297
Operating loss		(1,358)		(1,034)
Other income		72		1,497
Net (loss)/income and comprehensive (loss)/income for the period	**$**	**(1,286)**	**$**	**463**
Basic and diluted (loss)/income per share	**$**	**(0.01)**	**$**	**0.00**
Total assets	**$**	**19,368**	**$**	**24,515**

Revenue

For the first quarter ended March 31, 2008 total revenue was $4.3 million compared to $6.5 million reported for the three months ended March 31, 2007, a $2.2 million or 34% decrease. The overall decline is related primarily to the reduction in toll transponder deliveries to the Company's largest toll customer as well as foreign exchange rate differences between the first quarter of 2007 and the first quarter of 2008.

For comparison purposes, the following presents revenue in Canadian dollars compared to US dollars demonstrating the impact on revenue of the fluctuation in the average currency exchange rate. For the first quarter of 2008 the average US and Canadian Dollar exchange rate was virtually at par, whereas in the first quarter of 2007 $1.00 US converted to $1.17 Canadian. This chart demonstrates that revenue reported in Canadian dollars is negatively impacted due only to conversion impacts for financial reporting purposes.

	Q1 2008	Q1 2007	% change
Revenue, Canadian Dollars	$ 4,306	$ 6,499	-33.7%
Revenue, US Dollars	$ 4,288	$ 5,547	-22.7%

A further analysis of revenue by application follows.

Automatic Vehicle Identification ("AVI") Applications

Revenue from AVI applications decreased from $5.2 million in the first quarter of 2007 to $3.3 million for the first quarter of 2008; a quarter-to-quarter 37% drop. AVI continues to represent the majority of revenue generated for the Company at 77% of total revenue for the quarter consistent with 79% for the first quarter of 2007. AVI applications can be further broken down between toll related applications and parking and access control ("PACS") related applications.

Toll revenue in the first three months of 2008 was $2.6 million; a $1.9 million decrease over the first three months of 2007 of $4.5 million. PACS revenue has remained consistent at $0.7 million for the three month periods ended March 31, 2008 and 2007.

Radio Frequency Solutions ("RFS") Applications

RFS revenue totaled $1.0 million through the first three months of 2008, a decrease of $0.3 million, or 23% over the first three months of 2007 and consistent with last quarter of 2007. The decline in revenue associated with RFS applications when compared to the first quarter of 2007 reflects quarterly fluctuations due to the timing of specific deliveries and deployments by customers. RFS revenue represents 23% of total revenue for the first three months of 2008 compared to 21% for the same period in the prior year.

Gross Profit

Gross profit for the first quarter of 2008 was 36.2% versus 34.8% for the same period in the prior year. The increase reflects the change in mix of customers, primarily related to toll applications.

Selling, General and Administrative Expenses ("SG&A")

SG&A expenses for the first quarter of 2008 were $2.0 million, a reduction of $0.2 million compared with the $2.2 million reported in the first quarter of 2007. These expenses were comprised of the following:

Salaries and benefits of $1.2 million were consistent with the $1.2 million reported in the first quarter of 2007. SG&A staff totaled 30 individuals at the end of the first quarter of 2008 consistent with the end of the first quarter of 2007.

The remaining SG&A expenses of $0.8 million in the first three months of 2008 were $0.2 million lower than the $1.0 million for the first three months of 2007 and are comprised primarily of rent, insurance and travel costs.

Stock-Based Compensation

Stock-based compensation of $0.1 million is consistent with the first three months of 2007.

Development Expenses

Development expenses increased from $0.6 million in the first three months of 2007 to $0.9 million during the first three months of 2008. The increase in development expenses reflects investing in key developments and staff to improve product costs as well as enhance product performance and offerings. Development staff as at March 31, 2008 amounted to 18 employees, including reclassification of staff to better reflect the activities of the employees, compared to 11 employees at March 31, 2007. The Company continues to utilize contractors as specific development needs arise.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows, Liquidity and Capital Resources

Total cash and cash equivalents at March 31, 2008 was $6.8 million with cash utilized to support ongoing operations during the quarter of just over $2.0 million compared to an opening balance of $8.9 million at December 31, 2007. Of the total cash spent during the quarter, $1.2 million was utilized to fund operations, with the balance to fund working capital. The Company reported a small foreign exchange gain during the quarter from reporting in Canadian dollars cash and cash equivalent balances maintained in US Dollars.

Operating Activities

Sirit utilized $2.3 million of cash to fund ongoing operating activities compared with $1.2 million for the same period last year. Of the total, $1.1 million in the first quarter of 2008 and $0.8 million in the first quarter of 2007 were to support working capital. The changes from December 31, 2007 are considered below in more detail:

Accounts receivable increased from $3.0 million at December 31, 2007 to $3.5 million at March 31, 2008. The average age of receivables changed from an annual average of 51 days in 2007 to 64 days in the first three months of 2008. With the decline in overall sales during the quarter and a large portion of these sales made towards the end of the quarter, the aging of receivables was negatively impacted.

The inventory balance as at March 31, 2008 of $2.5 million has not changed from December 31, 2007.

Prepaids, deposits and other has increased from $0.2 million at December 31, 2007 to $0.5 million at March 31, 2008. This is due to the timing of payments for normal operating items and $0.1 million relating to transaction costs associated with the acquisition of RSI ID Technologies, Inc. incurred during the quarter. The balance primarily consists of prepaid rent, insurance and prepayments for tradeshows and travel.

Accounts payable and accrued liabilities remained consistent at $4.1 million at March 31, 2008 compared to $4.2 million at December 31, 2007. This balance consists primarily of trade payables with recurring suppliers and service providers.

Investing Activities

There are nominal cash flow impacts from investing activities in the first quarter of 2008. In the first quarter of 2007, cash of $1.8 million was generated from the sale of the Company's long-term investment in Applied Data Systems, Inc.

Commitments

Commitments are comprised of premises rental costs. As at March 31, 2008, rental costs are expected to be incurred as follows:

	Payments due by Period ($000s)				
Contractual Obligations	**Total**	**Up to 1 year**	**2 to 3 years**	**4 to 5 years**	**Over 5 years**
Premises Leases	$ 941	$ 342	$ 453	$ 146	$ -

As at March 31, 2008, certain accounts receivable and inventory are pledged as security in connection with accounts payable in the amount of $0.1 million (December 31, 2007 – $0.2 million).

There were no additional commitments entered into during the first quarter of 2008.

Quarterly Results

$000s except per share amounts	Mar 31 2008	Dec 31 2007	Sept 30 2007	June 30 2007	Mar 31 2007	Dec 31 2006	Sept 30 2006	June 30 2006
Revenue	4,306	5,426	5,635	6,964	6,499	5,709	5,086	5,536
Cost of sales	2,749	3,631	3,610	4,465	4,236	4,144	3,399	3,685
Gross profit	1,557	1,795	2,025	2,499	2,263	1,565	1,687	1,851
Expenses	2,915	2,983	3,869	3,980	3,297	3,770	4,382	5,178
Operating loss	(1,358)	(1,188)	(1,844)	(1,481)	(1,034)	(2,205)	(2,695)	(3,327)
Other income	72	353	90	89	1,497	131	81	49
Net income/(loss) for the period	(1,286)	(835)	(1,754)	(1,392)	463	(2,074)	(2,614)	(3,278)
Basic and diluted income/(loss) per share	(0.01)	0.00	(0.01)	(0.01)	0.00	(0.01)	(0.02)	(0.03)

Revenue in the first quarter of 2008 declined relative to the last quarter of 2007 by $1.1 million primarily due to lower toll revenues from a major customer that has been shifting a portion of their projected deliveries to later in the year. This also contributed to the increased gross margin during the quarter. Operating expenses for the first quarter of 2008 are consistent with fourth quarter 2007 levels.

Reported revenue in Canadian dollars decreased slightly in the fourth quarter of 2007 compared to the prior quarter due primarily to the decline in the US Dollar to Canadian Dollar exchange rate. In US Dollars, revenue has increased by approximately $0.2 million. Expenses declined by $0.9 million in the fourth quarter due to lower salaries and foreign exchange expenses compared to the prior quarter.

Revenue decreased in the third quarter of 2007 primarily due to seasonality experienced during the quarter. Excluding the impact of the foreign exchange loss of $0.6 million in the third quarter, total expenses increased by approximately $0.2 million due primarily to increased product development.

Revenue increases in the second quarter of 2007 were as a result of increased sales to new customers and increased sales volumes to recurring customers. Total expenses were negatively impacted by the decrease in US Dollar relative to Canadian Dollar which resulted in a foreign exchange loss of $0.9 million for the quarter. Excluding the impact of foreign exchange, total expenses were $3.1 million.

Revenue increased in the first quarter of 2007 due to increased sales volume with the Company's largest toll customer. Total expenses decreased as the first quarter of 2007 was the first full quarter of savings related to the integration of the two acquisitions completed in 2006. Other income included a $1.4 million gain recognized on the sale of the Company's investment in Applied Data Systems, Inc.

Revenue in the fourth quarter of 2006 increased as a result of the continued rebound in toll revenue as well as the sale of new products in both PACS and RFS applications. Gross profit and net loss were negatively impacted by product rationalization efforts that resulted in a $0.4 million inventory write-down.

Third quarter 2006 revenue decreased when compared to the prior quarter due to timing of transponder shipments. Q3 2006 expenses were lower than the prior quarter as a result of severance costs incurred in the second quarter as well as resulting lower salary costs incurred during the third quarter.

Revenue in the second quarter of 2006 increased as toll transponder sales returned to historical levels. Net loss for the second quarter of 2006 was high as a result of incremental salaries, benefits, SG&A and development expenses related to the SAMSys Technologies Inc. and TradeWind Technologies LLP acquisitions which were completed during the quarter.

OUTSTANDING SHARE DATA

As at April 30, 2008 the Company had 155,703,308 common shares outstanding.

As at April 30, 2008 the Company had 7,342,682 issued and outstanding stock options which are exercisable for common shares of Sirit on a one-for-one basis.

SUBSEQUENT EVENTS

On April 1, 2008, the Company completed the acquisition of RSI ID Technologies, Inc. ("RSI") a private Chula Vista, California based manufacturer of specialized antennas, inlays and tags. Sirit acquired RSI in an all stock transaction with an initial payment of 10 million Sirit Common Shares plus additional shares to be issued over a 21 month period based on achieving certain financial targets.

Transaction costs of $0.1 million related to the acquisition have been capitalized and included with prepaids, deposits and other on the balance sheet.

SIGNIFICANT ACCOUNTING POLICIES AND MANAGEMENT ESTIMATES

On January 1, 2008, the Company adopted the recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments - Presentation; Section 1535, Capital Disclosures; and Amended Section 1400, General Standards of Financial Statement Presentation. The standards require prospective application and are effective for the Company from January 1, 2008. The standards relate to presentation and disclosure only and do not have an impact on the Company's financial results. Refer to Notes 8 and 9 to the unaudited Interim Consolidated Financial Statements for additional disclosures.

On January 1, 2008, the Company adopted the recommendations of CICA Handbook Section 3031, Inventories. This Section provides guidance on the measurement and disclosure requirements for inventories. The adoption of this new Section did not have an impact on the unaudited interim consolidated financial results.

Except for the items listed above, there have been no changes to the significant accounting policies and management estimates as presented in the Annual Report of the Company as at December 31, 2007 and the Annual Information Form dated March 14, 2008. Please refer to these reports for a detailed analysis of the significant accounting policies and estimates made by management at that time.

FUTURE ACCOUNTING CHANGES

On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory International Financial Reporting Standards ("IFRS") changeover date for Canadian profit-oriented publicly accountable entities ("PAEs"). This means that PAEs will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for annual and interim periods for the year ended December 31, 2010.

Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by the AcSB and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.

As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS; this Canadian convergence initiative is in its infancy. As of the date of these unaudited consolidated financial statements, the financial reporting impact of the transition to IFRS cannot be reasonably estimated.

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CICA Handbook Section 1000, Financial Statement Concepts, was also amended to provide consistency with this new standard. The new and amended standards are effective for the Company beginning January 1, 2009.

The Company is currently assessing the impact of these standards on its financial statements.

RISKS

The management team at Sirit has the responsibility for the evaluation and management of risk factors affecting the Company. Management's assessment of the most significant potential risks which would have the greatest impact on the Company over the ensuing 12 to 24 months given currently available information have not changed significantly from those presented in the 2007 Annual Report and Annual Information Circular dated March 14, 2008.

Sirit Inc.
Interim Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

Unaudited

	As at March 31 2008	As at December 31 2007
Assets		
Current Assets		
Cash and cash equivalents	$ 6,825	$ 8,855
Accounts receivable	3,528	2,951
Inventory	2,525	2,450
Prepaids, deposits and other (note 10)	453	233
	13,331	14,489
Property and equipment	1,017	1,070
Intangible assets	1,115	1,205
Goodwill	3,905	3,905
	$ 19,368	**$ 20,669**
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$ 4,104	$ 4,178
Deferred revenue	282	306
Warranty obligations	139	134
	4,525	4,618
Long-term deferred revenue	535	569
Long-term warranty obligations	119	124
	5,179	5,311
Commitments and contingencies (note 7)		
Shareholders' Equity		
Share capital (note 4)	47,852	47,852
Contributed surplus (note 5)	2,816	2,699
Deficit	(36,479)	(35,193)
	14,189	15,358
	$ 19,368	**$ 20,669**

Approved by the Directors:

"N. Dawalibi" — Director

"H. Johnson" — Director

See accompanying notes

Sirit Inc.

Interim Consolidated Statements of Operations, Comprehensive Income/(Loss) and Deficit

(expressed in thousands of Canadian dollars except per share amounts)

Three Months Ended March 31

Unaudited

	2008	2007
Revenue	$ 4,306	$ 6,499
Cost of sales	2,749	4,236
Gross profit	**1,557**	**2,263**
Expenses		
Selling, general and administrative	1,952	2,189
Stock-based compensation	117	172
Development	923	604
Amortization	172	223
Foreign exchange (gain)/loss	(249)	109
	2,915	3,297
Operating loss	**(1,358)**	**(1,034)**
Gain on sale of long-term investment	-	1,401
Interest income, net	72	96
Net (loss)/income and comprehensive (loss)/income for the period	**$ (1,286)**	**$ 463**
Deficit, beginning of period	(35,193)	(31,675)
Deficit, end of period	**$ (36,479)**	**$ (31,212)**
Basic and diluted (loss)/income per share	**$ (0.01)**	**$ 0.00**

See accompanying notes

Sirit Inc.

Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

Three Months Ended March 31

Unaudited

	2008	2007
Cash provided by/(used in):		
Operating Activities		
Net (loss)/income for the period	$ (1,286)	$ 463
Items not involving cash and cash equivalents (note 6a)	289	395
Gain on sale of long term investments	-	(1,401)
Foreign exchange (gain)/loss	(249)	109
	(1,246)	(434)
Net change in non-cash working capital items (note 6b)	(1,088)	(780)
	(2,334)	(1,214)
Investing Activities		
Additions to property and equipment	(28)	(193)
Proceeds on sale of long-term investment	-	2,010
	(28)	1,817
Financing Activities		
Issuance of common shares upon exercise of stock options	-	14
	-	14
Exchange rate impact on cash and cash equivalents	332	(142)
Increase/(decrease) in cash and cash equivalents	(2,030)	475
Cash and cash equivalents, beginning of period	8,855	9,397
Cash and cash equivalents, end of period	**$ 6,825**	**$ 9,872**
Cash and cash equivalents consist of:		
Cash	$ 550	$ 2,162
Short-term commercial paper	6,275	7,710
	$ 6,825	**$ 9,872**

See accompanying notes

(expressed in thousands of Canadian Dollars except per share amounts)

1. BASIS OF PREPARATION

The accompanying interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles are not provided. Except as noted in Note 2, these interim unaudited consolidated financial statements have been prepared by management based on the accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the annual audited financial statements of Sirit Inc. ("Sirit" or the "Company") for the year ended December 31, 2007. The results of the operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year. Note disclosures have been presented for material updates to the information previously reported.

2. CHANGE IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted the recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments - Presentation; Section 1535, Capital Disclosures; and Amended Section 1400, General Standards of Financial Statement Presentation. The standards require prospective application and are effective for the Company from January 1, 2008. The standards relate to presentation and disclosure only and do not have an impact on the Company's financial results. Refer to Notes 8 and 9 for additional disclosures.

On January 1, 2008, the Company adopted the recommendations of CICA Handbook Section 3031, Inventories. This Section provides guidance on the measurement and disclosure requirements for inventories. The adoption of this new Section did not have an impact on the Company's financial results.

3. FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory International Financial Reporting Standards ("IFRS") changeover date for Canadian profit-oriented publicly accountable entities ("PAEs"). This means that PAEs will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for annual and interim periods for the year ended December 31, 2010.

Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by the AcSB and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.

As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS; this Canadian convergence initiative is in its infancy. As of the date of these unaudited consolidated financial statements, the financial reporting impact of the transition to IFRS cannot be reasonably estimated.

Goodwill and Intangibles

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CICA Handbook Section 1000, Financial Statement Concepts, was also amended to provide consistency with this new standard. The new and amended standards are effective for the Company beginning January 1, 2009.

The Company is currently assessing the impact of these standards on its financial statements.

(expressed in thousands of Canadian Dollars except per share amounts)

4. SHARE CAPITAL AND STOCK OPTIONS

(a) Common shares issued and outstanding as at March 31, 2008 and December 31, 2007 is 145,703,308 in the amount of $47,852.

(b) During the period January 1, 2008 to March 31, 2008, there were no stock options granted by the Company nor options exercised by option holders.

The following summarizes stock option activity for the three months ended March 31, 2008:

	Number of Options	Weighted Average Exercise Price
Sirit Transaction Options Outside the Plan		
Balance, December 31, 2007	30,000	$0.22
Expired/terminated	-	-
Balance, March 31, 2008	30,000	$ 0.22
Options Outstanding Inside the Plan		
Balance, December 31, 2007	7,677,683	$ 0.49
Expired/terminated	(193,334)	(0.27)
Balance, March 31, 2008	7,484,349	$ 0.49
Total options outstanding at March 31, 2008	7,514,349	$0.49
Options exercisable at March 31, 2008	3,501,589	$0.62
Options available for issuance at March 31, 2008	14,265,651	

5. CONTRIBUTED SURPLUS

The following table reconciles contributed surplus for the three months ended March 31, 2008:

	Amount
Balance at December 31, 2007	**$ 2,699**
Stock-based compensation on stock options granted	117
Balance at March 31, 2008	**$ 2,816**

6. SUPPLEMENTARY DISCLOSURES RELATED TO CASH FLOWS

(a) Items not involving cash and cash equivalents for the three months ended March 31:

	2008	2007
Amortization		
Property and equipment	$ 82	$ 82
Intangibles	90	141
Stock-based compensation	117	172
	$ 289	**$ 395**

(expressed in thousands of Canadian Dollars except per share amounts)

(b) Net change in non-cash working capital items for the three months ended March 31:

	2008	2007
Accounts receivable	$ (508)	$ (63)
Inventory	(140)	(256)
Prepaids and deposits	(209)	(49)
Accounts payable and accrued liabilities	(180)	(446)
Deferred revenue	(53)	(28)
Warranty obligations	2	62
	$ (1,088)	**$ (780)**

7. COMMITMENTS AND CONTINGENCIES

(a) As at March 31, 2008, certain accounts receivable and inventory are pledged as security in connection with accounts payable in the amount of $93 (December 31, 2007 - $189).

(b) The Company's total future minimum operating lease commitments are summarized as follows:

	Amount
2008 (9 months)	$ 270
2009	287
2010	219
2011	78
2012	80
2013	7
	$ 941

8. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. As of March 31, 2008 and December 31, 2007, the Company had not entered into any derivative contracts.

Risk management policies
The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at March 31, 2008.

Interest rate risk
The Company is exposed to reductions in interest rates, which could impact expected returns from the Company's investment of corporate funds in short-term commercial paper upon maturity of such instruments.

Foreign exchange risk
The Company is exposed to foreign currency exchange risk in that a significant portion of the Company's revenues and expenses are denominated in US Dollars. However there are some expenses denominated in Canadian Dollars, Euros and British Pounds. This risk is mitigated by holding foreign denominated cash and cash equivalents to match these foreign currency expenses.

(expressed in thousands of Canadian Dollars except per share amounts)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's accounts receivable and investments in short-term commercial paper. The Company holds its investments with reputable financial institutions and in highly liquid financial instruments. Accounts receivable credit risk is mitigated by the Company's largest customers being government supported agencies.

The Company's exposure to credit risk with its customers is influenced mainly by the individual characteristics of each customer. Credit risk is minimized by performing ongoing credit evaluations of customers and is limited due to the large number of customers compromising the Company's customer base. For the period ended March 31, 2008, the Company's largest customer accounted for approximately 20% of revenue, the top five customers accounted for 54% and the top ten customers accounted for 64%. Over the last five years, the Company has not suffered any material credit related losses with any of its customers.

The carrying amount of financial assets represents the maximum credit exposure.

The aging of accounts receivable as at March 31, 2008 and December 31, 2007 was:

	2008	2007
Current	$ 2,531	$ 2,172
Past due (31-60 days)	365	448
Past due (61-90 days)	128	99
Past due (>90 days)	368	130
Non-trade	247	202
Allowance for doubtful accounts	(111)	(100)
	$ 3,528	**$ 2,951**

Ongoing credit evaluations of customers' financial conditions are performed with the objective of assessing the likelihood that accounts receivable may not be collectible from customers due to potential credit risk. Potential credit risk can arise through industry conditions but it is management's opinion that this risk remains low.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will always have sufficient liquidity to meet liabilities when due. At March 31, 2008, the Company had a balance in cash and cash equivalents of $6,825.

The Company's existing banking arrangements consist of an operating line of credit in the form of revolving credit facilities, with a total authorized amount as at March 31, 2008 of $2,612. As at the balance sheet date, this facility has not been utilized.

Fair value

The carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates their fair values due to the short-term nature of these financial instruments.

9. CAPITAL MANAGEMENT

The Company's objective is to maintain a capital base that safeguards the entity's ability to meet cash flow requirements and position it for profitability and growth while maintaining investor and market confidence.

The Company's objective is met by retaining adequate equity to provide for the possibility that cash flows from operations may periodically not be sufficient to meet cash flow requirements.

Capital is defined only as shareholder's equity.

The Company manages the capital structure and will make adjustments to it in ways that would support the broader corporate strategy with consideration to economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure the Company may issue new shares or take on debt.

The Board of Directors does not establish specific quantitative criteria in the management of the capital structure but rather promotes sustainability and year-over-year growth.

The Company is not subject to any externally imposed capital requirements.

There were no changes in the Company's approach to capital management during the period.

10. SUBSEQUENT EVENTS

On April 1, 2008, the Company completed the acquisition of RSI ID Technologies, Inc. ("RSI") a private Chula Vista, California based manufacturer of specialized antennas, inlays and tags. Sirit acquired RSI in an all stock transaction with an initial payment of 10 million Sirit Common Shares plus additional shares to be issued over a 21 month period based on achieving certain financial targets.

Transaction costs of $0.1 million related to the acquisition have been capitalized and included with prepaids, deposits and other on the balance sheet.

sirit vision beyond sight™

NEWS RELEASE

NR#08-11

FOR MORE INFORMATION:
Anastasia Chodarcewicz
Sirit Inc.
(416) 367-1897 x227
achodarcewicz@sirit.com

Sirit Reports First Quarter 2008 Results

Toronto, ON - May 13, 2008 - Sirit Inc. ("Sirit") (TSX: SI), a leading provider of radio frequency identification ("RFID") technology, reports its financial results for the first quarter ended March 31, 2008. All amounts are stated in Canadian Dollars unless otherwise noted.

As previously announced, the first quarter of 2008 reflects a decline in total revenue from the same period last year. Total revenue for the three months ended March 31, 2008 reached $4.3 million (US$4.3 million) compared to $6.5 million (US$5.5 million) in the prior year. The decline is due primarily to lower toll transponder sales during the quarter as well as foreign exchange impacts when compared to the prior year first quarter. The total decline, in US Dollars, is 22% compared to the prior year. This trend is expected to continue through the second quarter of 2008.

Sirit's Automatic Vehicle Identification ("AVI") applications contributed $3.3 million (US$3.3 million) or 77% of the total revenue down from $5.2 million (US$4.4 million) or 79% in the first quarter of 2007. Radio Frequency Solutions ("RFS") applications revenue contributed $1.0 million (US$1.0 million) compared to $1.3 million (US$1.2 million) in the first quarter of 2007. RFS revenue was impacted by quarterly fluctuations due to the timing of specific deliveries and deployments by our customers.

"The first quarter results were within our expectations as our largest toll customer significantly scaled back on deliveries. We effectively maintained operating expenses at the same level compared to last year and as a result had to fund operations during the quarter," commented Anastasia Chodarcewicz, Chief Financial Officer, Sirit Inc. "From a business perspective, the first quarter was very successful with the announcement of our acquisition of RSI ID Technologies, Inc., which closed on April 1, 2008 and several product and partner announcements. We are working closely with our partners and customers to ensure we make the best investment decisions today to improve results for the latter part of the year."

Gross profit in the first quarter of 2008 reached 36.2% up from the 34.8% in the first quarter of 2007. This reflects a change in the mix of toll customers during the quarter.

Operating expenses during the quarter, excluding foreign exchange, were $3.2 million, the same level as the first quarter of 2007. Development expenses increased during the first quarter of 2008 as the Company invests in key developments and people in an effort to improve future product costs and enhance product performance and offerings.

Operating loss for the quarter was $1.4 million compared to a $1.0 million loss in the same period last year. Net loss for the quarter was $1.3 million compared to a net income of $0.5 million in the first

quarter of 2007 which included a gain on sale of $1.4 million from the sale of its long-term investment in Applied Data Systems, Inc.

Sirit ended the quarter with $6.8 million in cash compared to $8.9 million at December 31, 2007. Cash was used to fund operations and working capital during the quarter due to the lower sales levels experienced.

Q1 2008 Corporate Highlights

The following highlights key activities during the quarter:

- Sirit announced the signing of a cooperative marketing agreement ("CMA") with 3M's Traffic Safety Systems Division. The CMA is a global distribution agreement to offer RFID reader and tag technology based on open architecture protocols to support comprehensive solutions developed for the transportation market.

- The Company announced the acquisition of RSI ID Technologies, Inc. ("RSI"). RSI is an industry leading, vertically integrated manufacturer of antennas, inlays and tags for specialized, passive RFID applications. The deal has been structured in an all stock transaction with an initial payment of 10 million Sirit Common Shares plus additional shares to be issued over a 21 month period based on achieving certain financial targets. The deal closed on April 1, 2008.

- The Company announced a comprehensive OEM partnership with TAGSYS, a global leader in item-level RFID infrastructure, to supply Sirit's UHF Infinity 510 platform within TAGSYS' RXU-400 UHF fixed reader.

- Sirit received its compliance certificate from the State Radio Regulation Committee ("SRRC") in China which confirms the IN510 meets the qualifications of compliance under the operational bandwidth, interoperability and performance standards established in March 2007.

- Sirit announced its collaboration with Microsoft Corporation to bring near field communication and contactless support to the Windows Mobile® operating system. The companies aim to speed the adoption of NFC and contactless technology in Windows Mobile® powered smartphones and the development of Windows Mobile® powered NFC applications.

"We have had a strong quarter in terms of new partnerships and a key acquisition with RSI. As anticipated we are experiencing some short-term revenue fluctuations due to timing of specific orders from our largest customer. We continue to work on an increasing number of opportunities and are investing in our operations. If realized, these prospects are expected to convert into major announcements throughout 2008 and provide a basis to achieve profitability in 2009," added Norbert Dawalibi, President and CEO, Sirit Inc.

About Sirit Inc.

Sirit Inc. (TSX: SI) is a leading provider of Radio Frequency Identification (RFID) technology worldwide. Harnessing the power of Sirit's enabling-RFID technology, customers are able to more rapidly bring high quality RFID solutions to the market with reduced initial engineering costs. Sirit's products are built on more than 14 years of RF domain expertise addressing multiple frequencies (LF/HF/UHF), multiple protocols and are compliant with global standards. Sirit's broad portfolio of products and capabilities can be customized to address new and traditional RFID market applications including Supply Chain & Logistics, Cashless Payment (including Electronic Tolling), Access Control, Automatic Vehicle Identification, Near Field Communications, Inventory Control & Management, Asset Tracking and Product Authentication. For more information, visit www.sirit.com.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Sirit to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting Sirit's business which are discussed in the section entitled "Description of the Business - Risks Factors" in Sirit's Annual Information Form dated March 14, 2008 as filed with the securities regulatory authorities in Canada via SEDAR. Although Sirit has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Sirit does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, further events or otherwise.

Sirit Inc.
Interim Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

Unaudited

	As at March 31 2008	As at December 31 2007
Assets		
Current Assets		
Cash and cash equivalents	$ 6,825	$ 8,855
Accounts receivable	3,528	2,951
Inventory	2,525	2,450
Prepaids, deposits and other	453	233
	13,331	14,489
Property and equipment	1,017	1,070
Intangible assets	1,115	1,205
Goodwill	3,905	3,905
	$ 19,368	**$ 20,669**
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$ 4,104	$ 4,178
Deferred revenue	282	306
Warranty obligations	139	134
	4,525	4,618
Long-term deferred revenue	535	569
Long-term warranty obligations	119	124
	5,179	5,311
Shareholders' Equity		
Share capital	47,852	47,852
Contributed surplus	2,816	2,699
Deficit	(36,479)	(35,193)
	14,189	15,358
	$ 19,368	**$ 20,669**

Sirit Inc.

Interim Consolidated Statements of Operations, Comprehensive Income/(Loss) and Deficit

(expressed in thousands of Canadian dollars except per share amounts)

Three Months Ended March 31

Unaudited

	2008	2007
Revenue	$ 4,306	$ 6,499
Cost of sales	2,749	4,236
Gross profit	**1,557**	**2,263**
Expenses		
Selling, general and administrative	1,952	2,189
Stock-based compensation	117	172
Development	923	604
Amortization	172	223
Foreign exchange (gain)/loss	(249)	109
	2,915	3,297
Operating loss	**(1,358)**	**(1,034)**
Gain on sale of long-term investment	-	1,401
Interest income, net	72	96
Net (loss)/income and comprehensive (loss)/income for the period	**$ (1,286)**	**$ 463**
Deficit, beginning of period	(35,193)	(31,675)
Deficit, end of period	**$ (36,479)**	**$ (31,212)**
Basic and diluted (loss)/income per share	**$ (0.01)**	**$ 0.00**

Sirit Inc.
Interim Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)
Three Months Ended March 31
Unaudited

	2008	2007
Cash provided by/(used in):		
Operating Activities		
Net (loss)/income for the period	$ (1,286)	$ 463
Items not involving cash and cash equivalents	289	395
Gain on sale of long term investments	-	(1,401)
Foreign exchange (gain)/loss	(249)	109
	(1,246)	(434)
Net change in non-cash working capital items	(1,088)	(780)
	(2,334)	(1,214)
Investing Activities		
Additions to property and equipment	(28)	(193)
Proceeds on sale of long-term investment	-	2,010
	(28)	1,817
Financing Activities		
Issuance of common shares upon exercise of stock options	-	14
	-	14
Exchange rate impact on cash and cash equivalents	332	(142)
Increase/(decrease) in cash and cash equivalents	(2,030)	475
Cash and cash equivalents, beginning of period	8,855	9,397
Cash and cash equivalents, end of period	**$ 6,825**	**$ 9,872**
Cash and cash equivalents consist of:		
Cash	$ 550	$ 2,162
Short-term commercial paper	6,275	7,710
	$ 6,825	**$ 9,872**

372 Bay Street, Suite 1100, Toronto, ON M5H 2W9 Canada
TEL: (416) 367-1897 FAX: (416) 367-1435

END